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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIELDPOINT PETROLEUM CORPORATION
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

           316570 10 0
(CUSIP Number)

Ray D. Reaves
1703 Edelweiss Drive
Cedar Park, Texas 78613
                         (512) 250-8592
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                  December 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 316570 10 0

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Ray D. Reaves

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.
Number of Shares	(7) Sole Voting Power 2,991,900
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 2,991,900
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       2,991,900 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)         35.21%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of FieldPoint Petroleum Corporation, a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1703 Edelweiss Drive, Cedar Park, Texas 78613.

       The undersigned hereby supplements and amends the Schedule 13D dated January 1998, as amended (the "Statement") filed in connection with the Common Stock, of the Company as follows (reference is made to the Statement for previously reported facts).

ITEM 2. IDENTITY AND BACKGROUND

      (a)-(c) Ray D. Reaves, 1703 Edelweiss Drive, Cedar Park, Texas 78613 is President, Chief Executive Officer, Chief Financial Officer and Director of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)   The reporting person would be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") of an aggregate of 3,000,000 shares of commons stock, or 35.21% of the total issued and outstanding shares of common stock of the Company. This consists of (i) 2,800,000 shares of common stock and (ii) options exercisable to purchase an additional 200,000 shares of common stock.
(b)	Sole voting and investment power: 3,000,000 shares (35.21%)
Shared voting and investment power: none

            (c)   The reporting person engaged in the following transactions in the securities of the Company in the past 60 days:

          On October 5, 2005, the reporting person sold in market transactions an aggregate of 79,000 shares of common stock at an average price of $8.43 per share.

          On November 17, 2005, the reporting person sold in market transactions an aggregate of 18,000 shares of common stock at an average price of $8.03 per share.

          On December 5, 2005, the reporting person sold in market transactions an aggregate of 8,000 shares of common stock at an average price of $8.05 per share.

          On December 6, 2005, the reporting person sold in market transactions an aggregate of 8,100 shares of common stock at an average price of $8.29 per share.

            (d)   not applicable.

            (e)   not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 7, 2005 (Date)

/s/ Ray D. Reaves (Signature)

Ray D. Reaves (Name/Title)